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                            January 26, 2021

       Changxun Sun
       Chief Executive Officer
       Cloopen Group Holding Limited
       16/F Tower A, Fairmont Tower
       33 Guangshun North Main Street
       Chaoyang District, Beijing
       People's Republic of China

                                                        Re: Cloopen Group
Holding Limited
                                                            Registration
Statement on Form F-1
                                                            Filed January 19,
2021
                                                            File No. 333-252205

       Dear Mr. Sun:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2021 letter.

       Registration Statement on Form F-1

       Summary Consolidated Financial and Operating Data, page 14

   1. Please explain further the RMB58,444,286 and reversal of RMB32,404,591 of share-
                                                        based compensation
expense for fiscal 2019 and the nine months ended September 30,
                                                        2020, respectively that
were used to determine your pro forma net loss per share. Tell us how these amounts were
determined and the specific guidance in Article 11 that you
                                                        applied in determining
the appropriateness of such adjustments. Also, considering there are numerous items
impacting your pro forma net loss per share calculations, please revise to include a tabular
reconciliation of the pro forma weighted average number shares and
 Changxun Sun
Cloopen Group Holding Limited
January 26, 2021
Page 2
         net loss used in such calculations.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Share-based compensation, page 113

2. We note you response to prior comment 3. We will complete our analysis of this comment once we receive the estimated preliminary price range and the company has provided an analysis of any increases from the ordinary per share values used to fair value your option grants to the midpoint of the IPO price range. Please provide any changes in the company's enterprise value subsequent to the July 2020 valuation in your analysis.
Annual Consolidated Financial Statements, page F-1

3. We note your revised disclosure in Note 20 regarding various related party transactions.
         Please revise to disclose related party information on the face of your financial statements. Refer to Rule 4-08(k)(1) of Regulation S-X.
Note 14. Share-based compensation
Restricted Ordinary Shares, page F-43

4. Based on the information provided in response to prior comment 2, it appears that the
         1,700,000 restricted shares owned by Mr. Xianguang Li are not included in the total unvested restricted ordinary shares outstanding at December 31, 2019 and September 30,
         2020 as disclosed in your financial statement footnotes. Please explain or revise your disclosures accordingly.
Interim Financial Statements
Note 21. Subsequent Events
(c) Waiver LastNameChangxun
FirstName  of subscription receivable
                                Sun from shareholder, page F-122
Comapany
5.          NameCloopen
       Please               Groupthe
               revise to disclose  Holding
                                     amountLimited
                                              of compensation expense that will
be recorded related
Januaryto26,
          the2021
              waiver  of 2Mr. Sun   s subscription receivable. Refer to ASC
855-10-50-2(b).
                   Page
FirstName LastName
 Changxun Sun
FirstName  LastNameChangxun
Cloopen Group  Holding LimitedSun
Comapany
January 26,NameCloopen
            2021        Group Holding Limited
January
Page 3 26, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Dan Ouyang